January 25, 2022 Securities and Exchange Commission Filing Desk 100 F Street, N.E. Washington, D.C. 20549

RE:	PRISM Multi Strategy Fund (the “Fund”) (File Nos. 333-213613 and 811-23190) Request for Withdrawal of Registration Statement on Form RW

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Fund respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Fund’s Registration Statement on Form N-2, with all exhibits and amendments thereto, filed with the Commission on September 13, 2016 (Accession No. 0000891092-16-017321) (the “Registration Statement”). The Fund is withdrawing the Registration Statement because public offering of the Fund’s shares is no longer contemplated.

The Registration Statement has not yet been declared effective and no securities have been sold pursuant to the Registration Statement. Accordingly, we request that the Commission issue an order granting withdrawal of the Registration Statement effective as of the date first set forth above or at the earliest practicable date hereafter.

If you have any questions concerning the foregoing, please contact Bo J. Howell at (513) 629-9482 or bjhowell@strausstroy.com.

Very truly yours,

/s/ Bo James Howell
Bo James Howell
On behalf of Strauss Troy Co., LPA